Mail Stop 6010

August 3, 2007

Timothy S. Nelson
President and Chief Executive Officer
MAP Pharmaceuticals, Inc.
2400 Bayshore Parkway, Suite 200
Mountain View, CA 94043

> **Re: MAP Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1, Amendment 1**
> **Filed July 30, 2007**
> **File No. 333-143823**

Dear Mr. Nelson:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Prospectus Summary, page 1

1. We note from pages 1, 49, 50, and 51 that you have announced positive results from phase 2 trials on UDB, and you anticipate initiating phase 3 trials in early 2008. Please revise these pages to discuss the steps you must complete prior to initiating phase 3 trials, and explain how the "early 2008" estimate is reasonable. Similarly revise pages 1, 2, 49, 50, and 54 regarding your statements that you anticipate initiating phase 3 trials on MAP0004 in early 2008.

2. Please tell us when you filed INDs for MAP0005 and MAP0001.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Policies and Significant Judgments and Estimates, page 37

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value, page 38

3. We note your response to comment one. Please note that paragraph 182.c. of the AICPA Practice Aid recommends that a company disclose the reasons why management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist. Therefore, please revise your document to include the reasons that you provided to us in your response.

4. We note your response to comment two. It is still not clear why your volatility range is significantly lower than most other companies that have recently gone public. Please explain to us why you did not include any development stage companies and also clarify when the companies you did choose began commercialization of their products. In addition, please provide us with your analysis of the size of the industry peers and your analysis of the historical volatilities of these companies.

Note 7. Redeemable Convertible Preferred Stock, page F-20

5. We note your response to comment five. Please clarify in the filing that the convertible preferred shares are conditionally redeemable.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Timothy S. Nelson
MAP Pharmaceuticals, Inc.
August 3, 2007
Page 3

      You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

                      Sincerely,

                      Jeffrey Riedler
                      Assistant Director

cc: Patrick A. Pohlen
         Latham & Watkins LLP
         140 Scott Drive
         Menlo Park, CA 94025